Helix Acquisition Corp. III

c/o Cormorant Asset Management, LP
200 Clarendon Street, 52nd Floor
Boston, MA 02116

January 20, 2026

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Benjamin Holt

Re:	Helix Acquisition Corp. III Registration Statement on Form S-1 Filed December 8, 2025, as amended File No. 333-291993

Ladies and Gentlemen:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Helix Acquisition Corp. III respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on January 22, 2026, or as soon thereafter as practicable.

Please call Daniel Nussen of White & Case LLP at (213) 620-7796 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

Helix Acquisition Corp. III

By:	/s/ Bihua Chen
Name:	Bihua Chen
Title:	Chairperson and Chief Executive Officer

cc: Daniel Nussen, White & Case LLP